EMBRAER - Empresa Brasileira de Aeronáutica S.A.

MARKET NOTICE

Embraer - Empresa Brasileira de Aeronáutica S/A, announces that pursuant to its By-Laws, its Board of Directors approved today a buyback of Embraer’s common shares, in compliance with Instrução CVM No. 10/80, under the following terms and conditions:

1.	The purpose of the share buyback is to add value to Embraer’s shareholders through the management of its capital structure;

2.	Embraer will buy back up to an aggregate of 16,800,000 (sixteen million, eight hundred thousand) common shares, representing approximately 2.3% of outstanding capital, which totals 740,465,044 (seven hundred and forty million, four hundred and sixty five thousand, forty four) common shares outstanding;

3.	Embraer must complete the share buyback within 120 days from its approval, which period ends on April 4, 2008;

4.	The acquisition of the shares will be made on the Bolsa de Valores de São Paulo (Bovespa) and the price of the shares to be bought back cannot be set above its trading price;

5.	The common shares bought back by Embraer will be kept in treasury form, and the treasury shares would not have any political or economic rights; and

6.	The Brokerage Firms chosen to work with Embraer in this share buyback are:

•	Finabank CCTVM Ltda, Rua Líbero Badaró, 300 - 2º-7º floor, São Paulo - SP - 01008-000 Tel. 55 11 3365 0613 - (www.finabank.com.br)

•	Indusval S.A. CTVTM, Rua Boa Vista, 356 - 5º-12º floor, São Paulo - SP - 01014-000 Tel. 55 11 3315 6777 - (www.indusval.com.br)

São José dos Campos, December 7, 2007.

Antonio Luiz Pizarro Manso
Executive Vice President Corporate & CFO